UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 69445

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 AND ENDING 06/30/23
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GATEWOOD SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

66 Hudson Blvd. E, 23rd Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck	(212) 897-1690	rbeck@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prager Metis CPAs, LLC
(Name – if individual, state last, first, and middle name)

222 Mount Airy Road	Basking Ridge	NJ	07920
(Address)	(City)	(State)	(Zip Code)

09/29/2003		273	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Rafael Beck__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __GATEWOOD SECURITIES LLC__ as of __06/30/23__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck
Signature

FINOP and CFO
Title



BONNIE BRENNER
Notary Public - State of Florida
Commission # HH 360096
My Comm. Expires Mar 21, 2027
Bonded through National Notary Assn.

Bonnie Brenner
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ⸺⸺⸺⸺⸺⸺⸺⸺⸺⸺⸺⸺⸺⸺⸺

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Gatewood Securities LLC
(formerly, Gatewood Advisors LLC)

Statement of Financial Condition
June 30, 2023
(With Report of Independent Registered Public Accounting Firm)





PragerMetis

Prager Metis CPAs, LLC

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of
Gatewood Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gatewood Securities LLC (formerly, Gatewood Advisors LLC) (the "Company") as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gatewood Securities LLC as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U. S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
We have served as Gatewood Securities LLC's auditor since 2023.
Basking Ridge, New Jersey
August 29, 2023

Gatewood Securities LLC (formerly, Gatewood Advisors LLC)

Statement of Financial Condition
June 30, 2023

Assets		
Cash	$	202,008
Other assets		4,358
Total assets	$	206,366
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	2,545
Total liabilities		2,545
Member's equity		203,821
Total liabilities and member's equity	$	206,366

The accompanying notes are an integral part of this financial statement.

Gatewood Securities LLC (formerly, Gatewood Advisors LLC)

1. **Organization and Business**

   Gatewood Securities LLC (formerly, Gatewood Advisors LLC) (the "Company"), a wholly-owned subsidiary of Gatewood Capital Partners LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of New York. The Company is registered with the U.S. Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company is a broker-dealer that provides business advisory services and serves as a broker for the private placement of securities.

   The liability of the Member is limited to the capital equity it has invested in the Company.

   Effective January 27, 2023, the Company filed a certificate of amendment with the Division of Corporations of the State of New York to change its name from Gatewood Advisors LLC to Gatewood Securities LLC.

2. **Summary of Significant Accounting Policies**

   a. Basis of Presentation and Use of Estimates
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   b. Revenue Recognition
   The Company recognizes revenues in accordance with ASU 2014-09, *Revenue from Contracts with Customers* (ASC Topic 606) ("ASU 2014-09"). ASU 2014-09, and related amendments, provide comprehensive guidance for recognizing revenue from contracts with customers. Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The guidance includes a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.

   The Company earns fees by providing placement agent services to affiliated and unaffiliated entities pursuant to placement agent agreements. The customer in these contracts is generally the investment advisor or the fund entity that is retaining the Company as a placement agent. The Company considers the performance obligation in these contracts to be the promise to provide placement agent services, which it satisfies at a point in time when the customer receives and accepts the subscriptions submitted by the Company. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised services to a customer.

   c. Concentration of Credit Risk
   All cash deposits are held in an account by one financial institution and is subject to credit risk to the extent these balances are in excess of federally insured limits. The Company has not

experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

d. *Income Taxes*

The Company is a "disregarded entity" for income tax purposes, as it is a wholly-owned subsidiary of the Parent. The operations of the Company are included on the Parent's tax return, and items of taxable income or loss flow through to the members of the Parent. Accordingly, no provision or liability for income taxes is included in the accompanying financial statement.

The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance as of June 30, 2023. The Company is not currently under audit by any tax jurisdiction.

3. Transactions with Related Parties

The Company maintains an expense sharing agreement with the Parent. Pursuant to the agreement, the Parent funds some of the Company's expenses and provides accounting, administration, office space, office equipment, employee services, employee travel, professional and other services. The Parent incurs these costs and provides these services at no cost to the Company. The results of operations may have been materially different if the Company had operated as an independent company. The Company maintains a separate schedule of the expenses that are funded by the Parent and as such, these expenses have not been recorded in the books of the Company. The Parent has pledged to continue to support the Company in the future.

The Company provides placement services to affiliates and non-affiliates. Pursuant to the terms of certain Placement Agent Agreements, the Company may or may not receive fees for the services it provides to the affiliates and non-affiliates.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2023, the Company had net capital of $199,463, which exceeded the required net capital by $194,463. The ratio of aggregate indebtedness to net capital at June 30, 2023 was 0.01 to 1.

The Company does not hold customers' cash or securities. As such, the Company is not affected by SEC Rule 15c3-3.

5.   **Indemnifications**

The Company has certain obligations to indemnify its managers and officers for certain events and occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to further limit its exposure.

6.   **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since June 30, 2023, and determined that there are no material events that would require disclosure in the Company's financial statement.